# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, (404) 486-4628; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 169,626; shared voting power 533,777; sole dispositive power 169,626; shared dispositive power 533,777; aggregate amount beneficially owned 703,403 (2.9% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 75,923 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (b) 50,842 shares held by The Gary W. Rollins Revocable Trust, as to which he is the sole trustee; (c) 405,967 shares held by four trusts (the "Rollins Family Trusts") for the benefit of (i) the children and/or more remote descendants and family members of his deceased brother, Mr. R. Randall Rollins, and (ii) a private charitable organization founded by R. Randall Rollins (the trustee of the Rollins Family Trusts is a corporation over which Gary W. Rollins has the ability to assert control within sixty days); and (d) 1,045 shares held by his spouse. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on 24,435,337 shares of Common Stock estimated to be issued and outstanding following the completion of the Merger (as described in Item 4 below), which include (i) 16,279,890 shares of Common Stock issued and outstanding as of May 1, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2026, filed with the Securities and Exchange Commission ("SEC") on May 7, 2026 (the "Quarterly Report") and (ii) the Company's estimate of 8,155,447 shares of Common Stock to be issued upon completion of the Merger, as reported in the Company's Rule 424(b)(3) prospectus filed with the SEC on April 2, 2026 (collectively, the "Estimated Outstanding Shares").
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,872,448; sole dispositive power 0; shared dispositive power 4,872,448; aggregate amount beneficially owned 4,872,448 (19.9% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 4,440,070 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the "GWR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 36,386 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 247,190 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 69,115 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 79,687 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18; shared voting power 4,872,448; sole dispositive power 18; shared dispositive power 4,872,448; aggregate amount beneficially owned 4,872,466 (19.9% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 4,440,070 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 36,386 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 247,190 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 69,115 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 79,687 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,440,070; shared voting power 352,691; sole dispositive power 4,440,070; shared dispositive power 352,691; aggregate amount beneficially owned 4,792,761 (19.6% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 36,386 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 247,190 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 69,115 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 20,893; shared voting power 2,881; sole dispositive power 20,893; shared dispositive power 2,881; aggregate amount beneficially owned 23,774 (0.1% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 2,881 shares of Common Stock held by six trusts benefitting the grandchildren and more remote descendants of her deceased father, R. Randall Rollins (Ms. Kreisler is a trustee of each such trust; these six trusts, along with five other similar trusts, the "1976 RRR Trusts").
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Pamela R. Rollins (CIK 0001632522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,357; shared voting power 6,458; sole dispositive power 29,357; shared dispositive power 6,458; aggregate amount beneficially owned 35,815 (0.1% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 6,458 shares of Common Stock held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each such trust).
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,737; shared voting power 6,179; sole dispositive power 15,737; shared dispositive power 6,179; aggregate amount beneficially owned 21,916 (0.1% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 65 shares of Common Stock held by his spouse, (b) 299 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account and (c) 5,815 shares held by seven of the 1976 RRR Trusts (Mr. Rollins is a trustee of each such trust). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.01 par value per share (the "Common Stock"), of MasterCraft Boat Holdings, Inc., a Delaware corporation (the "Company").

## Item 2. Identity and Background
Name of person filing:
1. Gary W. Rollins is a reporting person filing this statement.

2. Amy R. Kreisler is a reporting person filing this statement.

3. Pamela R. Rollins is a reporting person filing this statement.

4. Timothy C. Rollins is a reporting person filing this statement and is a director of the Company.

5. The RRR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

6. The GWR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

7. LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

8. Thomas H. Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

9. Paul F. Morton is a director of LOR, Inc., which is a reporting person filing this statement.

10. Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

8. His address is 15 Ellensview Court, Richmond, VA 23226.

9. His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

10. His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal occupation is Executive Chairman Emeritus of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her principal occupation is as a member of the Board of Trustees of Young Harris College and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His principal occupation is Vice President of LOR, Inc. (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

8. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

9. His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

10. His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1, 2, 3, 4, 8, 9, and 10) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Marine Products Merger

On May 15, 2026, pursuant to the Agreement and Plan of Merger, dated as of February 5, 2026 (the "Merger Agreement"), by and among the Company, Marine Products Corporation ("Marine Products"), Titan Merger Sub 1, Inc., a direct wholly owned subsidiary of the Company ("Merger Sub 1"), and Titan Merger Sub 2, LLC, a direct wholly owned subsidiary of the Company ("Merger Sub 2"), the Company acquired Marine Products in a cash and stock transaction (the "Merger") through: (i) the merger of Merger Sub 1 with and into Marine Products, with Marine Products continuing as the surviving corporation and a direct, wholly owned subsidiary of the Company (the "first merger") and (ii) the merger of Marine Products with and into Merger Sub 2, with Merger Sub 2 surviving as a direct, wholly owned subsidiary of the Company, in each case on the terms set forth in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, effective as of the effective time of the first merger, and in connection with the closing of the Merger, each share of Marine Products common stock, par value $0.10 per share ("Marine Products Stock"), was automatically converted into the right to receive 0.232 validly issued, fully paid and nonassessable shares of Company Common Stock and $2.43 in cash, without interest. All of the shares of Company Common Stock beneficially owned by the reporting persons and reported herein were acquired upon the automatic conversion of their previously held Marine Products Stock into Company Common Stock as consideration for the Merger, pursuant to the terms of the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference.

Registration Rights Agreement

In connection with the Merger Agreement, on February 5, 2026, LOR, Inc. and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which became effective on May 15, 2026 upon the closing of the Merger, pursuant to the Merger Agreement.

Under the Registration Rights Agreement, the Company must use its reasonable best efforts to file and keep a registration statement on Form S-3, continuously effective and usable for the resale of the shares of Company Common Stock received by and beneficially held by the Group following completion of the Merger (the "Group Shares"). With certain exceptions, LOR, Inc. has the right to request up to ten (10) offerings pursuant to the Registration Rights Agreement. LOR, Inc. also has "piggyback" rights to participate, on the terms and conditions described in the Registration Rights Agreement, in certain offerings of Company Common Stock registered under the Securities Act that the Company may undertake for its own account or for the account of other shareholders.

Pursuant to the terms of the Registration Rights Agreement, the Company will pay all registration and filing fees pertaining to the registration of securities beneficially owned by the Group as well as all other costs, fees and expenses incident to Company's performance or compliance with the Registration Rights Agreement, provided, that, upon the closing of the first underwritten shelf takedown pursuant to the Registration Rights Agreement, LOR, Inc. shall pay $350,000 to the Company. LOR, Inc. will also pay its own fees and expenses, including the fees for any counsel, accountants or advisors retained by it, as well as any underwriter's fees (including discounts, commissions or fees of the underwriters). The Registration Rights Agreement also contains customary indemnification provisions. The Registration Rights Agreement will stay in effect until the fifteenth anniversary of the closing date of the Merger.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is included as Exhibit B hereto and is incorporated herein by reference.

Stockholders Agreement

In connection with the Merger Agreement, on February 5, 2026, the Company, LOR, Inc., and certain other stockholders of the Company (LOR, Inc. together with such other stockholders, collectively, the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement") with respect to the Company Common Stock such Stockholders were to receive upon the closing of the Merger. The Stockholders Agreement became effective upon the closing of the Merger pursuant to the Merger Agreement.

Under the terms of the Stockholders Agreement, no Stockholder may transfer its shares of Company Common Stock for six months following the closing of the Merger, and no Stockholder may transfer in the aggregate more than 50% of the Company Common Stock beneficially owned by such Stockholder from the period beginning six months following the closing until the first anniversary of the closing, in each case subject to limited exceptions.

Further, under the terms of the Stockholders Agreement, for so long as the Stockholders beneficially own, in the aggregate, at least 15% of the total voting power of the outstanding capital stock of the Company, the Stockholders shall collectively have the right to nominate two directors to the board of directors of the Company, at least one of whom shall be an "independent director." For so long as the Stockholders beneficially own, in the aggregate, at least 10% but less than 15% of the capital stock of the Company, the Stockholders shall have the right to nominate one director to the board of directors of the Company, which nominee is not required to be an "independent director." Until the second anniversary of the closing of the Merger, the Stockholders have agreed to (i) be present in person or by proxy at any meeting of stockholders of the Company, (ii) vote in favor of each director nominated and recommended by the Company for election to the board of directors of the Company, (iii) vote against any stockholder nominations for directors that are not approved and recommended by the Company's board of directors for election to its board of directors, and (iv) vote against any proposals or resolutions to remove any member of the Company's board of directors (unless such removal was approved and recommended by the board of directors of the Company). In addition, the Stockholders have agreed to customary standstill provisions for the period ending on the second anniversary of the Merger.

The Stockholders Agreement shall automatically terminate upon the last to occur of (i) the first anniversary of the closing of the Merger, and (ii) the date at which the Stockholders cease to beneficially own, in the aggregate, at least 10% of the total voting power of the outstanding capital stock of the Company.

The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Stockholders Agreement, which is included as Exhibit D hereto and is incorporated herein by reference.

First Amendment to the Stockholders Agreement

On March 11, 2026, the Company and the Stockholders entered into a First Amendment to the Stockholders Agreement (the "First Amendment to the Stockholders Agreement"), which amends the Stockholders Agreement to remove a provision which required the written consent of the Stockholders prior to removing the Stockholders' director nominees from the board of directors of the Company.

The foregoing description of the First Amendment to the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the First Amendment to the Stockholders Agreement, which is included as Exhibit D hereto and is incorporated herein by reference.

In addition to the foregoing, subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell a portion of the shares of Common Stock beneficially owned by the reporting persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The reporting persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the reporting persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages hereto is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Thomas M. Claiborne does not beneficially own any shares of Company Common Stock.

Mr. Paul F. Morton beneficially owns 208 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Schedule 13D jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 5,649,797 shares of Common Stock (23.1%).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference. Except as described herein, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B) Registration Rights Agreement, dated as of February 5, 2026, by and between MasterCraft Boat Holdings, Inc.and LOR, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on February 5, 2026).

(C) Stockholders Agreement, dated as of February 5, 2026, by and between MasterCraft Boat Holdings, Inc. and each person identified on Exhibit A attached thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 5, 2026).

(D) First Amendment to the Stockholders Agreement, dated as of March 11, 2026, by and between MasterCraft Boat Holdings, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, filed with the SEC on March 16, 2026).

## Signatures
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (05/22/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/22/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/22/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/22/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (05/22/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/22/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/22/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (05/22/2026)
- LOR, Inc.: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc. (05/22/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (05/22/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (05/22/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (05/22/2026)